ALPHA NUTRA, INC. d/b/a China Broadband
1900 Ninth Street, 3rd Floor
Boulder, Colorado 80302

Mail Stop 3561
April 12, 2007

By Federal Express and Via EDGAR
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alpha Nutra, Inc.
Amended Preliminary Information Statement on Schedule 14C
Filed November 15, 2006 as revised
File No. 0-19644

Dear Mr. Owings:

Reference is hereby made to the comment letter of the Securities and Exchange Commission (the “Commission”) dated as of December 8, 2006 (the “Comment Letter”), to the Alpha Nutra, Inc. (the “Company”) with respect to the Preliminary Information Statement on Schedule 14(C), originally filed on November 15, 2006 (the “Preliminary Information Statement”).

In connection with the Comment Letter please note that we have re-filed a preliminary information statement on March 27, 2007 pursuant to which we have disclosed the reasons for the Company’s name change to China Broadband, Inc., as a result of the new business of the Company and have filed a Definitive Information Statement on April 12, 2007 (the “Definitive Information Statement”).

We further confirm the Commission’s correspondence dated as of April 12, 2007 pursuant to which the Commission confirmed that it has no further comments as to our revised Definitive Information Statement filing.

In addition, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Definitive Information Statement;

•	The Commission’s comments or changes to disclosure in our response to the Commission’s comments do not foreclose the Commission from taking any action with respect to the foregoing filing;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings
April 12, 2007

If you should have any questions or comments please feel free to contact us at any time at (303) 449-7733.

Very truly yours,

/s/ Clive Ng
Clive Ng
Chairman and President